Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

December 18, 2009

VIA EDGAR

Ms. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairholme Funds, Inc. (File Nos. 333-88517 and 811-09607) Accession #: 0000919574-09-016788 CIK #: 0001096344

Dear Ms. Williams:

The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for Fairholme Funds, Inc. (the “Company”), filed on December 16, 2009 (Accession #: 0000919574-09-016788), be withdrawn from the SEC’s database.

We inadvertently filed the amendment only under the Securities Act of 1933 (“1933 Act”), and not under the Investment Company Act of 1940 (“1940 Act”).  We respectfully request that the SEC withdraw the amendment (Accession #: 0000919574-09-016788) pursuant to Rule 477(a) under the 1933 Act.  The Company has re-filed the amendment under both the 1933 Act and 1940 Act (Accession #: 0000919574-09-016810).

We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.

Sincerely,

/s/ Young Seo

Young Seo

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